UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Special General Meeting Results

On September 29, 2022, Altamira Therapeutics Ltd. (the “Company”) held a Special General Meeting of Shareholders. Based on the presence in person or by proxy of holders of the Company’s outstanding ordinary shares constituting a quorum, the sole agenda item submitted to a vote of the shareholders was duly adopted by the requisite majority in accordance with the Company’s Bye-Laws:

Agenda Item 1: Increase of the authorised share capital

The Company’s shareholders approved to increase the authorised share capital of the Company from CHF 650,000 divided into 25,000,000 common shares of CHF 0.01 each and 20,000,000 preference shares of CHF 0.02 each to CHF 1,400,000 divided into 100,000,000 common shares of CHF 0.01 each and 20,000,000 preference shares of CHF 0.02 each, by the creation of an additional 75,000,000 common shares of CHF 0.01 each ranking pari-passu with the existing common shares of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: September 29, 2022	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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